Exhibit 99.1

Mountain Province Diamonds Announces Full Year and Fourth Quarter 2019 Results and Files Technical Report for Gahcho Kué

TSX and OTCQX: MPVD

TORONTO and NEW YORK, March 23, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and OTCQX: MPVD) today announces its financial and operating results for the fourth quarter ("the Quarter" or "Q4 2019") and the full year ended December 31, 2019 ("FY 2019").  All figures are expressed in Canadian dollars unless otherwise noted and are unaudited.

The Company also announces the filing of technical report (the "Report") for the Company's Gahcho Kué Mine entitled, Gahcho Kué Mine NI 43-101 Technical Report. The Report is effective December 31, 2019, is dated March 1, 2020 and was prepared in compliance with National Instrument 43-101 – Standards for Disclosure of Mineral Projects ("NI 43-101"). The Report is available under Mountain Province Diamonds' profile on SEDAR at www.sedar.com and on the Company's website at www.mountainprovince.com. The Report was prepared by Daniel D. Johnson, P. Eng., and Dino Pilotto, P. Eng., from JDS Energy & Mining Inc., both of whom are "qualified persons" defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Report was also completed under the supervision of Keyvan Salehi, P.Eng, MBA, and Tom E. McCandless, Ph.D., P.Geo., both officers of the Company and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Company is also recording a non-cash impairment charge of $115.8 million to the carrying value of the Gahcho Kué Mine's property, plant, and equipment, primarily attributable to the downward revision of future expected diamond pricing to reflect current market conditions as at the end of the financial year. At this stage, the Company withdraws all guidance metrics while COVID-19 virus impacts continue to be assessed on an on-going basis.

Operational Highlights for Q4 and FY 2019
(all figures reported on a 100% basis unless otherwise stated)

  11,089,408 total tonnes mined during the quarter, a 2% decrease on comparable period (Q4 2018: 11,365,990). 43,224,827 total tonnes mined during FY 2019, a 4% increase from comparable period (FY 2018: 41,444,057).
  890,886 ore tonnes mined during the quarter, a 33% increase on comparable period (Q4 2018: 670,707). 3,247,324 ore tonnes mined during FY 2019, a 12% increase from comparable period (FY 2018: 2,908,184).
  936,903 ore tonnes treated during the quarter, a 25% increase on comparable period (Q4 2018: 751,448). 3,580,551 ore tonnes treated during FY 2019, a 12% increase from comparable period (FY 2018: 3,194,360).
  1,977,438 carats recovered during the quarter at an average grade of 2.11 carats per tonne, 28% higher than comparable quarter (Q4 2018: 1,545,786 carats at 2.06). 6,820,631 carats recovered during FY 2019 at an average grade of 1.90 carats per tonne, 2% slightly lower than comparable period (FY 2018: 6,936,894).

Q4 and FY 21019 Production Statistics1

	2019 Q4	2018 Q4	YoY Variance	FY 2019	FY 2018	YoY Variance

Total tonnes mined (ore and waste)	11,089,408	11,365,990	-2%	43,224,827	41,444,057	4%
Ore tonnes mined	890,886	670,707	33%	3,247,324	2,908,184	12%
Ore tonnes treated	936,903	751,448	25%	3,580,551	3,194,360	12%
Carats recovered	1,977,438	1,545,786	28%	6,820,631	6,936,894	-2%
Carats recovered (49% share)	968,945	757,435	28%	3,342,109	3,399,078	-2%

Financial Highlights for Q4 2019

  772,000 carats sold (Q4 2018: 823,000), with total proceeds of $65.0 million (US$49.2 million) compared to $70.5 million in Q4 2018, (US$53.6 million) at an average realised value of $84 per carat (US$64), Q4 2018: $86 per carat, (US$65).
  Adjusted EBITDA1 of $17.6 million.
  Earnings from mine operations of $3.0 million.
  937,000 tonnes treated of ore and 1,978,000 carats recovered on a 100% basis for an average recovered grade of approximately 2.11 carat per tonne.
  Cash costs of $103 per tonne treated and $49 per carat recovered, include capitalized stripping costs1.
  Net loss of $115.7 million or $0.55 loss per share.  Included in the determination of net loss for the three months ended December 31, 2019 is an impairment loss on property, plant and equipment of $115.8 million and unrealized foreign exchange gains of $7.7 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the relative strengthening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2019 MD&A for explanation and reconciliation.

  Non-cash impairment charge of $115.8 million to the carrying value of the GK Mine's property, plant, and equipment primarily attributable to a downward revision of expected diamond pricing taking market conditions into account

Financial Highlights for Full Year 2019

  Total sales revenue at $276 million (US$208 million) compared to $311 million in 2018 (US$240 million) at an average realised value of $84 per carat (US$63) 2018: $96 per carat, (US$74).
  Adjusted EBITDA2 of $87.1 million down 37% (2018: $139.2 million).
  Earnings from mine operations down 69% to $24.8 million (2018: $81.0 million).
  Repurchased $13.2 million (US$10.0 million) of outstanding secured notes payable (2018: $26.4 million (US$20.1 million))
  Cash costs of production, including capitalized stripping costs2,3 of $103 per tonne treated (2018: $101 per tonne) and $54 per carat recovered (2018: $47 per carat).
  Net loss of $128.8 million or $0.61 loss per share (2018: net loss $18.9 million or $0.10 loss per share). Included in the determination of net loss is an impairment loss on property, plant and equipment of $115.8 million (2018: nil) and unrealized foreign exchange gains of $20.8 million (2018: foreign exchange losses of $32.5 million), on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditures were $28.1 million, $21.0 million of which were deferred stripping costs, with the remaining $7.1 million accounting for sustaining capital expenditures related to mine operations.
[2] Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2019 MD&A for explanation and reconciliation.

[3] In FY 2019 a total of 43.2 million tonnes mined, compared to a total of 41.4 million tonnes mined in 2018; a 4% increase year over year.

Market Highlights for Q4 and Full Year 2019

In Q4 2019, 771,799 carats were sold at an average value of $84 per carat (US$64 per carat) for total proceeds of $65.0 million (US$49.2 million) in comparison to 822,548 carats sold at an average value of $86 per carat (US$65 per carat) for total proceeds of $70.5 million (US$53.6 million) in Q4 2018.

During FY 2019, 3,284,520 carats were sold at an average value of $84 per carat (US$63 per carat) for total proceeds of $276.3 million (US$208.2 million) in comparison to 3,252,491 carats sold at an average value of $96 per carat (US$74 per carat) for total proceeds of $311 million (US$240 million) in FY 2018.

Sentiment in the rough diamond market became slightly more optimistic towards the end of 2019 and remained relatively positive in early 2020 during the first selling cycle of the year.  However, the rapid global spread of a novel coronavirus("COVID-19") has reversed that momentum coincident with the surge in volatility in global capital markets.  Though the full extent of the impact of COVID-19 is still unknown at the moment, the Company believes, that like many other businesses, the COVID-19 will have a material impact on 2020 sales.  At this stage the Company withdraws all guidance metrics while the COVID-19 impacts continue to be assessed on an on-going basis.

Mountain Province President and CEO Stuart Brown commented:

"2019 was certainly another challenging year for the diamond market. Despite this the Gahcho Kué Mine had an exceptional year of production in FY 2019, achieving all its operational metrics, with a notable highlight being the 12% increase in the plant's throughput capacity. The operational performance and increased plant treatment capacity helped the Gahcho Kué Mine navigate through the challenging diamond market resulting in the company generating positive free cash flow and continuing to voluntarily reduce its debt.

2020 year started off positively with a continuation of good production and a confidence boosting January sale in Antwerp.  This positive momentum has now been swept aside by the COVID-19 virus that is having a devastating effect on the world. Together with De Beers Canada and our stakeholders, we are assessing a range of mitigating actions.  Our immediate focus is to maintain a sense of calm while focussing on the health and safety of all our employees, contractors, our immediate communities and their families as we implement procedures to protect all of them. We are also taking all the necessary precautions to protect the mine site. We will be monitoring the situation very closely and update the market accordingly."

Gahcho Kué Mine Operations

The following table summarizes the key operating statistics for Q4 2019 and FY 2019, and the previous year, at the Gahcho Kué Mine.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	891	671	3,247	2,908
*Waste tonnes mined	kilo tonnes	10,199	10,695	39,978	38,536
*Total tonnes mined	kilo tonnes	11,090	11,366	43,225	41,444
*Ore in stockpile	kilo tonnes	228	554	228	554

Processing
*Ore tonnes processed	kilo tonnes	937	751	3,581	3,194
*Average plant throughput	tonnes per day	10,297	8,168	9,811	8,751
*Average diamond recovery	carats per tonne	2.11	2.06	1.90	2.17
*Diamonds recovered	000's carats	1,978	1,546	6,821	6,937
Approximate diamonds recovered - Mountain Province	000's carats	969	758	3,342	3,399
Cash costs of production per tonne of ore, net of capitalized stripping **		$99	92	91	80
Cash costs of production per tonne of ore, including capitalized stripping**		$103	126	103	101
Cash costs of production per carat recovered, net of capitalized stripping**		$47	45	48	37
Cash costs of production per carat recovered, including capitalized stripping**		$49	61	54	47

Sales
Approximate diamonds sold - Mountain Province***	000's carats	772	825	3,284	3,253
Average diamond sales price per carat	US	$64	$65	$63	$74

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's December 31, 2019 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Year ended	Year ended
(in thousands of Canadian dollars, except where otherwise noted)		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Sales		$65,032	70,477	276,334	310,969
Carats sold	000's carats	772	823	3,284	3,253
Average price per carat sold	$/carat	84	86	84	96
Cost of sales per carat*	$/carat	80	70	77	71
Earnings from mine operations per carat		$4	16	7	25
Earnings from mine operations	%	5%	19%	8%	26%
Selling, general and administrative expenses		$4,236	3,920	13,058	14,439
Impairment loss on property, plant and equipment		$115,753	-	115,753	-
Operating (loss) income		$(118,104)	7,144	(112,852)	58,388
Net loss for the period		$(115,725)	(30,204)	(128,758)	(18,934)
Basic and diluted loss per share		$(0.55)	(0.15)	(0.61)	(0.10)

****

Conference Call

The Company will host its quarterly conference call on Tuesday, March 24th, 2020 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q4 Earnings Conference Call
Conference ID: 59053571
Date of call: 03/24/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://event.on24.com/wcc/r/2177647/65AEAED957292E57DCDB6C2809B2A0DD

Participant Toll-Free Dial-In Number:	(+1) 888 390 0546
Participant International Dial-In Number:	(+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development.  The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, VP Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:49e 23-MAR-20